Filed by MidCap Financial Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MidCap Financial Investment Corporation

Commission File No. 814-00646

File No. of Related Registration Statement: 333-275640

Broadridge Financial Solutions (“Broadridge”), on behalf of Midcap Financial Investment Corporation (“MFIC”), had the following advertisements posted on certain websites from time to time, commencing on or after April 18, 2024.

Shareholders Matter
Sponsored ·

MIDCAP FINANCIAL
INVESTMENT CORPORATION
MAKE YOUR VOICE HEARD
MERGER PROPOSED!

EAST.PROXYVOTE.COM

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Join your fellow shareholders and participate!

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\/ote Needed Ads iĄ“1 Shareholders Matter X U Sponsored · 0 Midcap Financial Investment Corporation needs your participation. Please take action in our Special Meeting of Stockholders today. EAST.PROXYVOTE.COM Click or call to participate today! Learn more Join your fellow shareholders and participate! rtJ Like Q Comment t:::> Share ~Broadrldge·

Shareholders Matter
Sponsored ·
Midcap Financial Investment Corporation needs your participation. Please take action in our Special Meeting of Stockholders today.
MIDCAP FINANCIAL
INVESTMENT CORPORATION
MAKE YOUR VOICE HEARD
MERGER PROPOSED!
DIALS +1 (855) 200-8397
Click to call 855-200-8397 today!
Call Now
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Shareholders Matter • X • Sponsored· • Midcap Financial Investment Corporation needs your participation. Please take action in our Special Meeting of Stockholders today. DIALS +1 (855} 200-8397 Click to call 855-200- \.Call Now 8397today! rfJ Like CJ Comment ~Share

Shareholders Matter
Sponsored ·
The campaign is complete. Thank you for your participation – it was important to our success!
MIDCAP FINANCIAL
INVESTMENT CORPORATION
THANK YOU
EAST.PROXYVOTE.COM
Thank you for your participation.
The campaign is complete.
Learn more
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Shareholders Matter X Sponsored · 0 The campaign is complete. Thank you for your participation—it was important to our success! MIDCAP FINANCIAL INVESTMENT CORPORATION THANK YOU EAST.PROXYVOTE.COM Thank you for your participation. Learn more The campaign is complete. rtJ Like Q Comment e;) Share

YOUR VOTE IS NEEDED
MIDCAP FINANCIAL
INVESTMENT CORPORATION
Click or call to vote today
VOTE HERE

YOUR VOTE IS NEEDED
MIDCAP FINANCIAL
INVESTMENT CORPORATION
VOTE HERE
Click or call to vote today

Click or call to vote today
VOTE HERE
MIDCAP FINANCIAL
INVESTMENT CORPORATION
YOUR VOTE IS NEEDED

YOUR VOTE IS NEEDED MIDCAP FINANCLAL INVESTMENT CORPORATION Click or call vote today VOTE HERE YOUR VOTE IS NEEDED MIDCAP FINANCLAL INVESTMENT CORPORATION Click or call vote today VOTE HERE Click or call vote today VOTE HERE MIDCAP FINANCLAL INVESTMENT CORPORATION YOUR VOTE IS NEEDED

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MidCap Financial Investment Corporation, a Maryland corporation (“MFIC”), Apollo Senior Floating Rate Fund Inc., a Maryland corporation (“AFT”), and Apollo Tactical Income Fund Inc., a Maryland corporation (“AIF”), and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto (such agreement, the “AFT Merger Agreement”, and such mergers, the “AFT Mergers”), (ii) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto (such agreement, the “AIF Merger Agreement” and, together with the AFT Merger Agreement, the “Merger Agreements”, and such mergers, the “AIF Mergers” and, together with the AFT Mergers, the “Mergers”) on the expected timeline, or at all; (iii) the expected synergies and savings associated with the Mergers; (iv) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (v) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable Proposals (as defined below); (vi) the possibility that competing offers or acquisition proposals will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (viii) risks related to diverting management’s attention from ongoing business operations; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Mergers; (x) any potential termination of one or both Merger Agreements; (xi) the future operating results and net investment income projections of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xii) the ability of Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to MFIC (“MFIC Adviser”), to implement MFIC Adviser’s future plans with respect to the combined company; (xiii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiv) the business prospects of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xv) the impact of the investments that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xvi) the ability of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvii) the expected financings and investments and additional leverage that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xviii) the adequacy of the cash resources and working capital of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xix) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xxi) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT and/or AIF in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT, AIF or in any fund or other investment vehicle managed by Apollo Global Management, Inc. or any of its affiliates.

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Additional Information and Where to Find It

This communication relates to the proposed Mergers and certain related matters contemplated by the Merger Agreements (the “Proposals”). In connection with the Proposals, MFIC, AFT and AIF have filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC has filed with the SEC a registration statement (Registration No. 333-275640) that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement each contain important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

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